Humblemaker LLC



ANNUAL REPORT

350 Main St, Unit A

Seal Beach, CA 90740

0

https://humblemaker.coffee/

This Annual Report is dated May 5, 2022.

BUSINESS

Humblemaker is a wellness-focused company. We create functional coffee products that support a healthy & active lifestyle.

Zero Tastes Better™ - Our fresh & functional wellness cold brew coffee shots contain zero sugars, zero calories and zero sweeteners brewed with natural ingredients & organic coffee. We're disrupting the market with our innovative approach to coffee with "Wellness in Every Cup" at our brick & mortar retail shops by offering a wellness benefit in every cup of coffee, latte and cold brew we serve.

We draw inspiration from the pioneering spirit of our home state of California: from colorful surf culture to the endless wilderness of the Sierras. We use ethically sourced, organic ingredients whenever possible – while taking a great effort to reduce our environmental impact through our products, processes, and packaging.

Our mission is not just to create craft premium coffee, but to shape an incredible future for children living with autism through opportunities to experience surfing, music, and the great outdoors. We are driven to create a community around our vision and leave a lasting legacy of positivity.

Over each peak and through every valley – to join you on life's biggest adventures.

Fuel the Journey.

Previous Offerings

Name: Membership Units

Type of security sold: Equity

Final amount sold: $250,000.00

Number of Securities Sold: 250,000

Use of proceeds: Expansion

Date: January 05, 2021

Offering exemption relied upon: 506(b)

Name: Membership Units

Type of security sold: Equity

Final amount sold: $480,000.00

Number of Securities Sold: 480,000

Use of proceeds: Brand building, operational infrastructure

Date: September 28, 2020

Offering exemption relied upon: 506(b)

Name: Membership Units

Type of security sold: Equity

Final amount sold: $194,000.00

Number of Securities Sold: 194,000

Use of proceeds: Seal Beach shop location, consulting services

Date: September 16, 2019

Offering exemption relied upon: 506(b)

Name: Membership Units

Type of security sold: Equity

Final amount sold: $ 126,063

Number of Securities Sold: 42,694

Use of proceeds: Ventura shop location, consulting services, brand building, operational infrastructure

Date: December 31, 2021

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for the fiscal year 2021 was $348,563, approximately a 32% YOY growth over the previous year in 2020 with revenue of $263,617. Despite continued uncertain conditions caused by the global COVID pandemic, our Seal Beach location experienced a 37% increase in gross sales to $313,514 from $227,746. We believe this channel will continue to have increased sales as our society returns to pre-pandemic life along with the opening of our new locations in 2022 and 2023.

The launch of our wellness cold brew shots into the retail channel was well received with initial shelf placement at 140+ locations with UNFI & KeHE in 2021. We believe this channel will be a key factor in our rapid sales growth in the next five years.

Direct-to-consumer sales increased by 14% in 2021 with $41,586 gross sales compared to $36,458 in 2020. We believe this growth was due to the launch of our email & SMS messaging. We anticipate this channel to experience significant growth in the next 3 years.

Cost of sales

Cost of sales in 2021 was up slightly $144,950 compared to costs of $120,327in fiscal year

2020.

Gross margins

2021 gross profit increased by $60,322 over 2020 gross profit and gross margins as a percentage of revenues increased by 42%. Our GPM increased due to increased sales with higher margins at our coffee shop and direct-to-consumer sales, along with a reduction in lower-margin retail sales and our raw material costs.

Expenses

The Company's expenses consist of, among other things, salaries & wages, consulting/agency retainers, marketing and sales expenses, fees for public relations, research and development expenses. Expenses in 2021 decreased ~$27,000 from 2020.

Historical results and cash flows:

As we grow our brand, there will be a continued need to invest cash into our business for customer acquisition, product trial, brand awareness, in-store placement and shelf velocity with additional staff in the areas of business development, sales, marketing and social media. We expect to lose money as we grow our customer base and build brand equity through 2024.

*2022 ~ ($850,000)

*2023 ~ ($1,100,000)

* 2024 ~ ($675,000)

* 2025 ~ $4,400,000

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $93,233.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Future Options (SBA)

Amount Owed: $88,574.00

Interest Rate: 3.25%

Maturity Date: December 31, 2025

Creditor: EIDL (SBA)

Amount Owed: $33,100.00

Interest Rate: 3.25%

Maturity Date: May 31, 2050

Creditor: Chris Smith

Amount Owed: $49,630.00

Interest Rate: 0.0%

Maturity Date: December 31, 2030

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Chris Smith

Chris Smith's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer (CEO) & Co-Founder

Dates of Service: September 01, 2018 - Present

Responsibilities: As CEO, Mr. Smith is ultimately responsible for the success or failure of the company, handling all aspects of the business: O\operations, marketing, strategy, financing, creation of company culture, human resources, hiring, firing, compliance with safety regulations, sales, PR, etc. Mr. Smith does not receive a salary at this time and has been compensated 538,813 Common Units to date.

Other business experience in the past three years:

Employer: Future Options USA

Title: Managing Director

Dates of Service: July 01, 2011 - Present

Responsibilities: Sales, Marketing, Operations, Finance

Other business experience in the past three years:

Employer: Iron & Resin

Title: CFO

Dates of Service: October 01, 2016 - September 01, 2018

Responsibilities: Finance

Name: Bryan Marseilles

Bryan Marseilles's current primary role is with Cremo Company. Bryan Marseilles currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Creative Director & Co-Founder

Dates of Service: April 01, 2016 - Present

Responsibilities: As Creative Director, Mr. Marseilles is responsible for the creative assets needed for advertisements, monitoring brand campaigns, revising presentations, and shaping brand standards. He does not receive a salary at this time and has been compensated 204,688 Common Units to date.

Other business experience in the past three years:

Employer: Cremo Company

Title: Creative Director

Dates of Service: January 15, 2018 - Present

Responsibilities: Creative Direction

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Membership Units

Member Name: Future Options USA Inc (Chris Smith owns 100% of Future Options USA Inc. |

Future Options USA Inc. owns 28.55% of Humblemaker LLC - 538,813 Membership Units)

Amount and nature of Beneficial ownership: 538,813

Percent of class: 28.55

RELATED PARTY TRANSACTIONS

Name of Entity: Future Options USA Inc

Names of 20% owners: Future Options USA Inc

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: During the years between 2016-2017, the company received loans via the SBA totalling $120,000 from Future Options USA, Inc owned by Chris Smith one of the company's owner.

Material Terms: Initially, The SBA loaned money to Future Options, who further loaned the money to the company per the same terms. The loan bears interest rate of 6% and has maturity date as of April 18, 2026. As of December 31, 2020, and December 31, 2019, the outstanding balance of this note is in the amount of $97,140 and $107,669.

Name of Entity: Chris Smith

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: During 2020, the company received a loan in the amount of $49,629 by Chris Smith one of the company's owner.

Material Terms: The loan bears zero interest rate, per the company's operating agreement the loan cannot be paid back until all current investors receive their initial investment back plus an annual 8% rate of return. Currently the balance is $49,629.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 203,808 of Membership Units.

Membership Units

The amount of security authorized is 2,500,000 with a total of 1,887,194 outstanding.

Voting Rights

Voting rights: 1.22 "Voting Interest" means the voting Percentage Interest assigned to a Member, upon inception, admission, or otherwise from time to time, and shall be directly proportionate to the Members' respective Percentage Interests.

Material Rights

For additional material rights please refer to the Humblemaker, LLC Operating Agreement attached as Exhibit F.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Humblemaker LLC") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Membership Interests should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company: COVID-19, Cybersecurity Attacks, changes in consumer tastes, changes in national and regional statutory regulations, evolving demographic trends, compromised quality of ingredients and materials, contamination and poisoning of ingredients and end products, development of incorrect product design, unnecessary and unhealthy practices and processes in place, mismatch in technological capabilities and market requirements, manhandling of product and materials and resulting damage, financial risks associated with various processes and practices, third party risks related to (transport agencies, middlemen, financiers, retailers, etc.), risks associated with sharing intellectual property, risks associated with product information misrepresentation and consumer safety risks.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Membership Units purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Membership Units. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Membership Units. In addition, if we need to raise more equity capital from the sale of Membership Units, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The Membership Units that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Humblemaker LLC was formed on March 16, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Humblemaker LLC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Humblemaker LLC is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Humblemaker LLC or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Humblemaker LLC could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 5, 2022.

Humblemaker LLC

By   /s/ *Chris Smith*

      Name: Chris Smith

      Title: Chief Executive Officer (CEO) & Co-Founder

Exhibit A

FINANCIAL STATEMENTS



HUMBLEMAKER 2021 FINANCIALS

To the best of my knowledge I certify that our financial information is accurate and correct.

Chris Smith
Co-Founder/CEO
Humblemaker LLC

Chris Smith



Profit and Loss

Humblemaker Coffee Co
2021

Profit and Loss

PROFIT & LOSS	2021	2020	Variance %	Common Size %	YTD
Revenue					
Clover Discounts Given	($21,425)	($9,412)	-127.64%	-6.1%	($21,425)
Clover Refunds	($95)	($46)	-108.51%	0.0%	($95)
Clover Sales	$313,514	$227,746	37.66%	89.9%	$313,514
Clover Suspense	$93	($67)	237.81%	0.0%	$93
Other Revenue	$531	$0	-	0.2%	$531
Uncategorized Income	$773	$844	-8.41%	0.2%	$773
Web Sales	$41,586	$36,458	14.06%	11.9%	$41,586
Wholesale Sales	$35,517	$31,206	13.81%	10.2%	$35,517
Wholesale Returns & Allowances	($952)	($3,847)	75.25%	-0.3%	($952)
Marketing Allowances	$0	($996)	100.00%	0.0%	$0
Shipping Income (Web Sales)	$1,370	$1,985	-31.01%	0.4%	$1,370
Promos/Product Seeding	$0	($14,750)	100.00%	0.0%	$0
Shopify Adjustments	$124	$0	-	0.0%	$124
Shopify Discounts	($21,871)	($5,504)	-297.40%	-6.3%	($21,871)
Shopify Refunds	($601)	$0	-	-0.2%	($601)
Total Revenue	**$348,563**	**$263,617**	**32.22%**	**100.0%**	**$348,563**
Cost of Sales					
Cost of Goods Sold	$144,119	$116,190	24.04%	41.3%	$144,119
Display Expense	$0	$16	-100.00%	0.0%	$0
Distributor Bill Back	$831	$4,122	-79.84%	0.2%	$831
Total Cost of Sales	**$144,950**	**$120,327**	**20.46%**	**41.6%**	**$144,950**
Gross Profit	**$203,612**	**$143,290**	**42.10%**	**58.4%**	**$203,612**
Expenses					
Advertising	$5,237	$5,269	-0.62%	1.5%	$5,237
Amortization	$0	$301	-100.00%	0.0%	$0
Automobile Expense	$43	$156	-72.51%	0.0%	$43
Automobile Expenses	$5,226	$2,729	91.48%	1.5%	$5,226
Bank Service Charges	$616	$140	340.00%	0.2%	$616
Brewing Expense	$13,270	$3,847	244.98%	3.8%	$13,270
Business License & Fees	$662	$707	-6.36%	0.2%	$662
Charitable Contributions	$961	$5,812	-83.46%	0.3%	$961
Computer & Software Expense	$7,180	$6,066	18.37%	2.1%	$7,180
Depreciation	$5,000	$7,215	-30.70%	1.4%	$5,000
Dues & Subscriptions	$5,296	$5,195	1.95%	1.5%	$5,296
Facility Expenses	$3,518	$1,061	231.72%	1.0%	$3,518
General Expenses	$135	$462	-70.75%	0.0%	$135
Ground Transportation	$14	$134	-89.31%	0.0%	$14
Insurance	$3,291	$3,079	6.91%	0.9%	$3,291
Legal Expenses	$3,086	$3,248	-4.98%	0.9%	$3,086
Meals	$1,070	$1,902	-43.73%	0.3%	$1,070
Meals & Entertainment	$0	$112	-100.00%	0.0%	$0
Merchant Account Fees	$929	$1,075	-13.54%	0.3%	$929
Merchant Processing Fees	$14,374	$11,182	28.55%	4.1%	$14,374
Miscellaneous	($257)	$592	-143.50%	-0.1%	($257)
Office Expenses	$2,326	$5,865	-60.34%	0.7%	$2,326
Other Expense	$1,829	$0	-	0.5%	$1,829
Parking & Tolls	$63	$0	-	0.0%	$63
PayPal Fees	$156	$0	-	0.0%	$156
Payroll Processing Service Expense	$3,334	$2,400	38.92%	1.0%	$3,334
Postage & Delivery	$2,305	$5,501	-58.09%	0.7%	$2,305
Printing & Stationery	$0	$466	-100.00%	0.0%	$0
Rent Expense	$13,019	$11,500	13.21%	3.7%	$13,019
Repairs and Maintenance	$3,442	$3,505	-1.80%	1.0%	$3,442
Shipping and Postage	$108	$346	-68.81%	0.0%	$108
Shop Supplies and Expenses	$7,280	$6,906	5.42%	2.1%	$7,280

	2021	2020	Variance %	Common Size %	YTD
Software & IT Services	$11,601	$11,404	1.72%	3.3%	$11,601
Telecom	$1,051	$2,466	-57.39%	0.3%	$1,051
Telephone & Internet	$3,852	$11	36,479.58%	1.1%	$3,852
Travel	$6,314	$395	1,499.47%	1.8%	$6,314
Uncategorized Expense	$21,674	$428	4,964.13%	6.2%	$21,674
Utilities	$9,785	$8,672	12.83%	2.8%	$9,785
Wages & Salaries	$74,951	$63,100	18.78%	21.5%	$74,951
Wages and Salaries	$0	$8,877	-100.00%	0.0%	$0
Working Meal	$139	$0	-	0.0%	$139
Health Insurance	$2,887	$866	233.48%	0.8%	$2,887
Independent Contractors - Creative and Pho...	$9,702	$7,150	35.70%	2.8%	$9,702
Independent Contractors	$808	$0	-	0.2%	$808
Gift Card Expense	$286	$148	93.42%	0.1%	$286
Investor Credit Disbursement - Rent	$0	$21,000	-100.00%	0.0%	$0
Employee/Contractor Training	$0	$3,500	-100.00%	0.0%	$0
Accounting - Bookkeeping	$2,000	$4,145	-51.75%	0.6%	$2,000
Accounting & Bookkeeping	$3,000	$2,425	23.71%	0.9%	$3,000
Consulting - Board Advisory	$0	$1,000	-100.00%	0.0%	$0
Consulting - Brand Managment	$30,212	$40,833	-26.01%	8.7%	$30,212
Consulting - Market Research	$0	$2,167	-100.00%	0.0%	$0
Consulting - Sales Brokers	$0	$500	-100.00%	0.0%	$0
Independent Contractors - Coffee	$0	$808	-100.00%	0.0%	$0
Independent Contractors - Labor	$4,986	$5,146	-3.12%	1.4%	$4,986
Independent Contractors - Management	$0	$11,308	-100.00%	0.0%	$0
Independent Contractors - Operations	$48,813	$80,969	-39.71%	14.0%	$48,813
Independent Contractors - Website Design ...	$0	$5,750	-100.00%	0.0%	$0
Insurance - Worker's Comp	$2,098	$991	111.75%	0.6%	$2,098
Marketing - Affiliate Marketing	$0	$3,150	-100.00%	0.0%	$0
Marketing - Content Creation	$256	$1,078	-76.24%	0.1%	$256
Marketing - Digital Ad Agency	$17,565	$1,500	1,071.01%	5.0%	$17,565
Marketing - Digital Ads (Facebook)	$8,669	$50	17,238.04%	2.5%	$8,669
Marketing - Digital Ads (Other)	$2,278	$254	797.54%	0.7%	$2,278
Marketing - PR & Press	$6,599	$53,096	-87.57%	1.9%	$6,599
Marketing - Social Media Management	$7,647	$500	1,429.40%	2.2%	$7,647
Marketing	$344	$19,739	-98.26%	0.1%	$344
Storage & Warehousing - 3PL	$3,000	$12,500	-76.00%	0.9%	$3,000
Storage & Warehousing - Rent	$0	$700	-100.00%	0.0%	$0
Storage & Warehousing	$9,100	$0	-	2.6%	$9,100
T-Shirt Printing	$0	$808	-100.00%	0.0%	$0
Coffee and Menu Consulting	$0	$12,500	-100.00%	0.0%	$0
Consulting - Investor Relations	$41,500	$11,000	277.27%	11.9%	$41,500
Marketing - Brand Direction	$0	$5,000	-100.00%	0.0%	$0
Consulting - Operations	$41,042	$0	-	11.8%	$41,042
Total Expenses	**$475,674**	**$502,706**	**-5.38%**	**136.5%**	**$475,674**
Operating Profit	**($272,061)**	**($359,417)**	**24.30%**	**-78.1%**	**($272,061)**
Other Income					
CA Relief Fund (Not Revenue)	$15,000	$0	-	4.3%	$15,000
State Tax Refund	$1,028	$0	-	0.3%	$1,028
Clover Adjustments	($7,729)	$0	-	-2.2%	($7,729)
Earnings Before Interest & Tax	**($263,762)**	**($359,417)**	**26.61%**	**-75.7%**	**($263,762)**
Interest Expenses					
Interest Expense	$156	$381	-58.95%	0.0%	$156
Earnings Before Tax	**($263,918)**	**($359,797)**	**26.65%**	**-75.7%**	**($263,918)**
Tax Expenses					
Business Taxes & Licenses	$2,845	$3,766	-24.46%	0.8%	$2,845
Payroll Tax Expense	$8,404	$8,069	4.16%	2.4%	$8,404
Accounting - CPA & Taxes	$1,500	$2,085	-28.06%	0.4%	$1,500
Earnings After Tax	**($276,667)**	**($373,717)**	**25.97%**	**-79.4%**	**($276,667)**
Net Income	**($276,667)**	**($373,717)**	**25.97%**	**-79.4%**	**($276,667)**



Cash Flow Statement

Humblemaker Coffee Co
2021

Cash Flow Statement

CASH FLOW STATEMENT	2021	2020
OPERATING ACTIVITIES		
Net Income	($276,667)	($373,717)
Depreciation & Amortisation	$5,000	$7,215
Change in Accounts Payable	$21,385	$2,266
Change in Other Current Liabilities	($43)	($2,157)
Change in Tax Liability	$92	$532
Change in Accounts Receivable	($22,042)	($54)
Change in Other Current Assets	($51,112)	($57,200)
Cash Flow from Operating Activities	**($323,388)**	**($423,115)**
INVESTING ACTIVITIES		
Change in Fixed Assets (ex. Depn and Amort)	($13,944)	($5,865)
Change in Investments or Other Non-Current Assets	$0	$301
Cash Flow From Investing Activities	**($13,944)**	**($5,564)**
FINANCING ACTIVITIES		
Change in Other Equity	$374,066	$261,059
Change in Long Term Debt	$66,221	$13,221
Change in Other Non-Current Liabilities	$43,604	$43,000
Cash Flow From Financing Activities	**$483,891**	**$317,280**
Change in Cash & Equivalents	**$146,559**	**($111,399)**
Cash & Equivalents, Opening Balance	$29,774	$141,172
Cash & Equivalents, Closing Balance	$176,332	$29,774



Balance Sheet

Humblemaker Coffee Co
2021

Balance Sheet

BALANCE SHEET	2021	2020	Variance %	Variance $	Common Size %
ASSETS					
Cash & Equivalents					
Chase Credit Card	($17,186)	($6,772)	-153.80%	($10,415)	-4.2%
PayPal	$701	$649	7.87%	$51	0.2%
Seal Beach Operating Account	$9,606	$13,598	-29.36%	($3,993)	2.3%
Capital One Venture	($522)	($5,235)	90.02%	$4,713	-0.1%
Chase Ink - Seal Beach	$3,399	$802	323.64%	$2,596	0.8%
Chase Checking (Seal Beach)	$122	$122	0.00%	$0	0.0%
Chase Checking (Web)	$725	$3,890	-81.36%	($3,165)	0.2%
Chase Checking (Wholesale/Operating)	$82,780	$32,448	155.12%	$50,332	20.1%
Chase Ink (Web)	($430)	($430)	0.00%	$0	-0.1%
Chase Ink (Wholesale)	$3,041	$3,129	-2.81%	($88)	0.7%
Divvy	$139,902	($74,214)	288.51%	$214,116	34.0%
HMCC - Amex	$125	($117)	207.08%	$242	0.0%
Divvy - Seal Beach	($45,929)	$61,903	-174.19%	($107,832)	-11.2%
Total Cash & Equivalents	**$176,332**	**$29,774**	**492.24%**	**$146,559**	**42.9%**
Accounts Receivable					
Accounts Receivable	$29,443	$7,401	297.83%	$22,042	7.2%
Other Current Assets					
Clover Clearing	$2,045	$6,711	-69.53%	($4,666)	0.5%
Prepaid Expense - Storage	$4,350	$4,350	0.00%	$0	1.1%
Raw Materials & Prepayments	$146,114	$125,150	16.75%	$20,964	35.5%
KickFin Clearing	$0	$189	-100.00%	($189)	0.0%
Inventory/Raw Materials	$2,628	$1,452	80.98%	$1,176	0.6%
Amazon Payments Clearing	$466	$29	1,510.40%	$437	0.1%
Klickly Payments Clearing	$91	$0	-	$91	0.0%
Paypal Payments Clearing	($434)	$0	-	($434)	-0.1%
Shopify Payments Clearing	$162	($314)	151.58%	$476	0.0%
Stripe Payments Clearing	$35	$0	-	$35	0.0%
Due to/from Humblemaker Ventura	$30,000	$0	-	$30,000	7.3%
Gift Cards Circulating	$3,221	$0	-	$3,221	0.8%
Total Other Current Assets	**$188,679**	**$137,567**	**37.15%**	**$51,112**	**45.9%**
Total Current Assets	**$394,455**	**$174,742**	**125.74%**	**$219,713**	**96.0%**
Fixed Assets					
Brewing Equipment	$20,861	$20,861	0.00%	$0	5.1%
Computer & Office Equipment	$1,840	$1,840	0.00%	$0	0.4%
Displays & POP	$10,992	$10,149	8.31%	$843	2.7%
Event Equipment	$3,436	$3,436	0.00%	$0	0.8%
IP	$4,512	$4,512	0.00%	$0	1.1%
Less Accumulated Depreciation on Brewing ...	($44,632)	($44,632)	0.00%	$0	-10.9%
Less-Accumulated Depriciation: Shop Equip...	($33,409)	($33,409)	0.00%	$0	-8.1%
Shop Equipment	$52,970	$45,544	16.31%	$7,427	12.9%
Hard Goods Inventory - Dennee	$675	$0	-	$675	0.2%
Total Fixed Assets	**$17,244**	**$8,300**	**107.77%**	**$8,944**	**4.2%**
Investments or Other Non-Current Assets					
Accumulated Amortization	($675)	($675)	0.00%	$0	-0.2%
Total Non-Current Assets	**$16,569**	**$7,625**	**117.31%**	**$8,944**	**4.0%**
Total Assets	**$411,025**	**$182,367**	**125.38%**	**$228,658**	**100.0%**
LIABILITIES					
Accounts Payable					
Accounts Payable	$24,531	$3,146	679.86%	$21,385	6.0%
Tax Liability					
Sales Tax	$868	$776	11.83%	$92	0.2%
Other Current Liabilities					
Clover Tips	($194)	($375)	48.17%	$181	0.0%
Historical Adjustment	($7,950)	($7,805)	-1.86%	($145)	-1.9%

	2021	2020	Variance %	Variance $	Common Size %
Other Payroll Liability	($53)	$0	-	($53)	0.0%
Paypal Credit	($255)	($229)	-11.20%	($26)	-0.1%
Total Other Current Liabilities	**($8,452)**	**($8,409)**	**-0.51%**	**($43)**	**-2.1%**
Total Current Liabilities	**$16,946**	**($4,488)**	**477.62%**	**$21,434**	**4.1%**
Long Term Debt					
Future Options Loan - SBA	$102,534	$97,140	5.55%	$5,394	24.9%
SBA Loan May 2020	$23,750	$23,750	0.00%	$0	5.8%
PayPal Loan 2021	$60,827	$0	-	$60,827	14.8%
Total Long Term Debt	**$187,111**	**$120,890**	**54.78%**	**$66,221**	**45.5%**
Other Non-Current Liabilities					
Personal Loan - Bryan Marseilles	$34	$34	0.00%	$0	0.0%
Personal Loan - Chris Smith	$49,630	$49,630	0.00%	$0	12.1%
SBAD Treasury Grant (Loan)	$42,838	$43,000	-0.38%	($162)	10.4%
SBAD Loan June 2021	$43,766	$0	-	$43,766	10.6%
Total Other Non-Current Liabilities	**$136,268**	**$92,664**	**47.06%**	**$43,604**	**33.2%**
Total Non-Current Liabilities	**$323,380**	**$213,554**	**51.43%**	**$109,825**	**78.7%**
Total Liabilities	**$340,326**	**$209,067**	**62.78%**	**$131,259**	**82.8%**
EQUITY					
Retained Earnings					
Retained Earnings	($733,337)	($359,620)	-103.92%	($373,717)	-178.4%
Current Earnings					
Current Year Earnings	($276,667)	($373,717)	25.97%	$97,050	-67.3%
Other Equity					
David L Bahnsen Equity	$100,000	$100,000	0.00%	$0	24.3%
Due to/from Humblemaker Seal Beach	$413,401	$262,280	57.62%	$151,121	100.6%
Due to/from Humblemaker Wholesale	($408,474)	($266,606)	-53.21%	($141,868)	-99.4%
Mark Randall Mccardle Equity	$200,000	$200,000	0.00%	$0	48.7%
Owner's Capital: Owner's Draw	($10,418)	($10,418)	0.00%	$0	-2.5%
Owner's Capital: Owner's Investment	$34,140	$34,140	0.00%	$0	8.3%
Owners Contribution	$8,171	$8,171	0.00%	$0	2.0%
Owners Draw	($95,661)	($89,930)	-6.37%	($5,731)	-23.3%
Partner Coffee Roasters Equity	$25,000	$25,000	0.00%	$0	6.1%
Alexander Birnbaum Investment	$10,000	$10,000	0.00%	$0	2.4%
Jonathan Jung Investment	$10,000	$10,000	0.00%	$0	2.4%
Alex Yang Investment	$1,500	$1,500	0.00%	$0	0.4%
Greg Woulfe Investment	$10,000	$10,000	0.00%	$0	2.4%
Ryan Anderson Investment	$50,000	$50,000	0.00%	$0	12.2%
Andrew Horan Equity	$6,750	$6,750	0.00%	$0	1.6%
Chris Muldrow Equity	$6,750	$6,750	0.00%	$0	1.6%
Darin Dennee Equity	$25,000	$25,000	0.00%	$0	6.1%
Golden Trust Investment	$25,000	$25,000	0.00%	$0	6.1%
Jim Nelson Investment	$10,000	$10,000	0.00%	$0	2.4%
Sean McGuik Investment	$10,000	$10,000	0.00%	$0	2.4%
Virgin Trust Investment	$10,000	$10,000	0.00%	$0	2.4%
Mark Griffith (PCH LLC) Investment	$60,000	$60,000	0.00%	$0	14.6%
Mark Griffith Equity	$42,000	$42,000	0.00%	$0	10.2%
Eden L Golden Investment	$10,000	$10,000	0.00%	$0	2.4%
Garrett Awad Investment	$15,000	$15,000	0.00%	$0	3.6%
David Bahnsen Investment	$225,000	$33,000	581.82%	$192,000	54.7%
Mark McCardle Investment	$125,000	$67,000	86.57%	$58,000	30.4%
Kult Kreator LLC Equity	$57,000	$12,000	375.00%	$45,000	13.9%
Believable Creative Equity	$5,000	$5,000	0.00%	$0	1.2%
GetInertia Equity	$12,500	$12,500	0.00%	$0	3.0%
Tony Luna Equity	$12,500	$12,500	0.00%	$0	3.0%
Due to/from Humblemaker Ventura LLC	($20,801)	$0	-	($20,801)	-5.1%
Start Engine Equity	$96,345	$0	-	$96,345	23.4%
Total Other Equity	**$1,080,703**	**$706,637**	**52.94%**	**$374,066**	**262.9%**
Total Equity	**$70,699**	**($26,700)**	**364.79%**	**$97,399**	**17.2%**
Total Liabilities & Equity	**$411,025**	**$182,367**	**125.38%**	**$228,658**	**100.0%**

CERTIFICATION

I, Chris Smith, Principal Executive Officer of Humblemaker LLC, hereby certify that the financial statements of Humblemaker LLC included in this Report are true and complete in all material respects.

Chris Smith

Chief Executive Officer (CEO) & Co-Founder